# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Health In Tech, Inc., CIK 0002019505
CUSIP: 42217D102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 701 S. COLORADO AVE, SUITE 1, Stuart, Florida (FL), 34994
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056464

## Reporting persons
- Zhong Yang Securities Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 3,939,170; shared voting power 0; sole dispositive power 3,939,170; shared dispositive power 0; aggregate amount beneficially owned 3,939,170 (9.3% of the class)
  Comment: (1) Note to Item 9: Consists of 3,939,170 shares of Class A Common Stock held of record by Zhong Yang Securities Limited. Mr. Ka Fai Yuen, Ms. Yung Yung Lo, Ms. Jennifer Hoi Ling Tam and Mr. Mau Chung Ng indirectly hold the voting and dispositive power over the shares of Class A Common Stock held by Zhong Yang Securities Limited. Each of Mr. Yuen, Ms. Lo, Ms. Tam and Mr. Ng disclaims ownership of the shares of Class A Common Stock held by Zhong Yang Securities Limited. (2) Note to Item 11: This percentage is calculated based on a total of 42,369,358 shares of Class A Common Stock outstanding, as reported by Health In Tech, Inc. (the "Issuer") in its final prospectus dated December 20, 2024 and filed with the Securities and Exchange Commission (assuming no exercise of the over-allotment option described in the prospectus).

## Item 1. Issuer
Name of issuer: Health In Tech, Inc.
Address of issuer's principal executive offices: 701 S. Colorado Ave, Suite 1, Stuart, FL, 34994

## Item 2. Person Filing
Name of person filing: Zhong Yang Securities Limited
Address of principal business office or, if none, residence: Room 1101,118 Connaught Road West, Hong Kong.
Citizenship: Hong Kong, the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,939,170 shares of Class A Common Stock
Percent of class:
9.3%

The foregoing percentage is calculated based on a total of 42,369,358 shares of Class A Common Stock outstanding, as reported by the Issuer in its final prospectus dated December 20, 2024 and filed with the Securities and Exchange Commission (assuming no exercise of the over-allotment option described in the prospectus).
Sole power to vote or to direct the vote: 3,939,170
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,939,170
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Zhong Yang Securities Limited: /s/ Yuen Ka Fai, Yuen Ka Fai / Director (02/13/2025)